Press release

ORKLA

www.orkla.no
P. O. Box 423 Skøyen, N-0213 Oslo Teleph. 02015732 il: info@orkla.no

Ref.: Terje Andersen Finance Tel.: 22 54 44 19
Ole Kristian Lunde Communications Tel.: 22 54 44 31

Date: 14 February 2002

Strong growth for Orkla's industrial operations

2001 was a year of strong growth for Orkla. Operating revenues were 31 per cent up on the previous year, and operating profit was 26 per cent higher. The weak stock markets led to a poor year for Orkla's Financial Investments division, which chose to realise substantial losses on the investment portfolio, while Orkla posted extraordinarily high gains in 2000. Group profit after tax in 2001 was therefore lower than in the previous year.

Operating profit totalled NOK 3.3 billion, compared with NOK 2.6 billion in 2000. Group operating revenues amounted to NOK 44.8 billion, NOK 10.7 billion higher than in 2000. This was mainly due to the Group's expansion in the Beverages and Media sectors, while Brands and Chemicals continued to make progress.

The main trend in the first nine months continued in the fourth quarter. Carlsberg Breweries developed according to plan. The Media business is suffering from the sharp decline on advertising markets. The positive development in Brands continued, with several successful launches. The sale of Hartwall shares generated a gain of NOK 1.35 billion.

For the year as a whole, the Financial Investments division reported a negative return of 15.3 per cent, approximately in line with the performance of Oslo Stock Exchange Benchmark Index and FT World Index.

Orkla's earnings per share were NOK 10.7, compared with NOK 17.0 the previous year. Before goodwill amortisation and non-recurring items, earnings per share amounted to NOK 13.3, compared with NOK 19.5 in 2000.

BRANDED CONSUMER GOODS

- **Orkla Foods'** operating profit in 2001 was NOK 791 million, compared with NOK 787 million the previous year. With about 40 per cent of its sales in Sweden, Foods is strongly affected by the Swedish currency, which was nine per cent lower against the Norwegian krone than the average for the previous year. For continuing business calculated on the basis of stable currency rates, operating profit would have risen by five per cent. A significant rise in the price of important raw materials was largely offset by price increases.

- **Orkla Beverages** (40 per cent of Carlsberg Breweries)
  Orkla's 40% stake in Carlsberg Breweries represented an operating profit of NOK 1.2 billion in 2001, compared with NOK 712 million in 2000 (then Pripps Ringnes). Operating revenues totalled NOK 14.9 billion, twice the figure for Orkla Beverages in 2000. The substantial rise in revenues and profit was due to the establishment of Carlsberg Breweries, where continued strong growth on the Central and East European markets and the acquisition of Switzerland's largest brewery group, Feldschlösschen, made a particularly strong contribution.
- **Orkla Brands** increased its operating profit from NOK 543 million to NOK 611 million last year. Profit growth was primarily driven by a high rate of innovation at Lilleborg Home and Personal Care. In addition to many successful launches in 2001, the products launched in 2000 made a positive contribution to sales and profit growth. In 2001, Brands posted operating revenues of NOK 4.5 billion, which for continuing business was 5% higher than the previous year.
- **Orkla Media's** operating profit amounted to NOK 155 million in 2001, down from NOK 205 million the previous year. The advertising markets, particularly in Poland and Denmark, dropped sharply towards the end of the year. Cost reductions, including staff cutbacks, have been implemented in Denmark and Poland to adjust operations to the reduced level of revenues. Further measures will be introduced to meet the negative trend.

CHEMICALS
Borregaard's operating profit increased from NOK 450 million in 2000 to NOK 554 million last year. Borregaard LignoTech in particular achieved significant profit growth, while ChemCell, the speciality cellulose business, also performed well. The closure of one of LignoTech's main competitors in the USA led to a scarcity of supplies throughout 2001. A decision has been made to triple capacity in at the factory South Africa and this process will be completed in 2003. Operating revenues totalled NOK 6.6 billion, up three per cent for continuing business, adjusted for currency effects.

FINANCIAL INVESTMENTS
Having dropped 24.9 per cent by the end of the third quarter of 2001, the Oslo Stock Exchange Benchmark Index rose 13.7% in the fourth quarter. Orkla's investment portfolio also showed positive underlying growth and the net asset value increased by NOK 882 million in the fourth quarter alone. However, as a result of write-downs and the realisation of substantial accounting losses during the quarter, the Financial Investments division posted a book loss of NOK –887 million in the fourth quarter. These results must be viewed in conjunction with the fact that unrealised gains increased by NOK 1.7 billion in the same period. At the same time, the realisation of portfolio losses led to a lower tax charge of 23.8 per cent for the Group in 2001.

FINANCIAL SITUATION
In the fourth quarter, the Group's self-financing capacity amounted to NOK 2.5 billion. The sale of Hartwall shares generated NOK 2.4 billion, which is the main reason for the NOK 2.3 billion reduction in net interest-bearing liabilities. The expansion that took place in Carlsberg Breweries in the latter half of 2000 was not posted as expansion investments in the Orkla Group accounts until 2001. This accounts for a significant proportion of the Group's expansion investments, which totalled NOK 5.5 billion. The average borrowing rate at the end of the year was 5.8 per cent. As of 31 December, the book equity ratio was 34.7 per cent. If unrealised gains on the share portfolio (before tax) are included, the equity ratio at year-end was 37.8 per cent.

Group Income Statement

Amounts in NOK million	1/1-31/12 2001	1/1-31/12 2000	1/10-31/12 2001	1/10-31/12 2000
Operating revenues	**44,799**	34,083	**11,577**	9,180
Cost of goods sold	**(17,701)**	(13,850)	**(4,609)**	(3,773)
Other operating expenses	**(21,264)**	(15,565)	**(5,504)**	(4,204)
Ord. depreciation and write-downs	**(2,148)**	(1,618)	**(547)**	(405)
Operating profit before goodwill and other revenues and expenses	**3,686**	3,050	**917**	798
Goodwill amortisation and write-downs	**(454)**	(479)	**(122)**	(118)
Other revenues and expenses	**28**	36	**9**	(4)
Operating profit	**3,260**	2,607	**804**	676
Profit from associates	**1,510**	242	**1,275**	3
Dividends	**545**	555	**4**	144
Portfolio gains	**(760)**	2,727	**(932)**	(353)
Financial items, net	**(1,302)**	(960)	**(350)**	(279)
Profit before tax	**3,253**	5,171	**801**	191
Taxes	**(773)**	(1,388)	**(111)**	(51)
Profit after tax	**2,480**	3,783	**690**	140
Of this minority interests	**211**	182	**49**	46
Profit before tax, Industry area	**3,363**	1,816	**1,688**	388
Profit before tax, Financial Investments	**(110)**	3,355	**(887)**	(197)
Earnings per share fully diluted (NOK)	**10.7**	17.0	**3.0**	0.5
Earnings per share fully diluted (NOK) *)	**13.3**	19.5	**4.0**	1.2

*) Excluding goodwill amortisation and non-recurring items.

	Operating revenues				Operating profit*)			
	1/1-31/12		1/10-31/12		1/1-31/12		1/10-31/12	
Amounts in NOK million	2001	2000	2001	2000	2001	2000	2001	2000
Orkla Foods	**11,133**	11,039	**3,054**	3,029	**791**	787	**284**	284
Orkla Beverages	**14,924**	7,424	**3,697**	1,860	**1,213**	712	**192**	90
Orkla Brands	**4,527**	4,586	**1,199**	1,237	**611**	543	**160**	151
Orkla Media	**7,453**	3,585	**1,936**	1,000	**155**	205	**66**	91
Eliminations	**(153)**	(146)	**(48)**	(52)	**0**	0	**0**	0
Branded Consumer Goods	**37,884**	26,488	**9,838**	7,074	**2,770**	2,247	**702**	616
Chemicals	**6,581**	6,926	**1,658**	1,955	**554**	450	**128**	139
H.O./Unallocated/Eliminations	**79**	252	**(23)**	70	**(121)**	(200)	**(41)**	(74)
Other revenues and expenses	**0**	0	**0**	0	**28**	36	**9**	(4)
Industry	**44,544**	33,666	**11,473**	9,099	**3,231**	2,533	**798**	677
Financial Investments	**255**	417	**104**	81	**29**	74	**6**	(1)
Group	**44,799**	34,083	**11,577**	9,180	**3,260**	2,607	**804**	676

*) Other revenues and expenses totalled NOK 28 million in fourth quarter 2001: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 48 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals. Gain from sale of Kalnapilis, Orkla Beverages (NOK 20 million) and restructuring of Carlsberg Breweries' Head office (NOK -13 million). Per fourth quarter 2000: Gains from sale of Viking Fottøy (NOK 65 million) and discontinuation of biscuit production at Kolbotn (NOK -29 million).

Group Balance Sheet

Amounts in NOK million	31/12 2001	31/12 2000
Assets:		
Long-term assets	**28,434**	24,696
Portfolio investments etc.	**11,599**	12,758
Short-term assets	**14,612**	11,193
Total assets	**54,645**	48,647
Equity and Liabilities:		
Equity and minority interests	**18,957**	17,301
Interest-bearing liabilities	**22,712**	19,746
Interest-free liabilities and provisions	**12,976**	11,600
Total equity and liabilities	**54,645**	48,647
Equity to total assets ratio (%):		
Book	**34.7**	35.6
Including unrealised gains before tax	**37.8**	42.0

The Orkla Group

Preliminary results 2001

14 February 2002

by CEO Finn Jebsen

ORKLA



Agenda

- Highlights 2001
- Orkla seen in perspective
- Goals and basic thinking
- Q4 and annual results 2001



ORKLA

Highlights 2001

- Strong growth - operating revenues up by 31%
- Significant progress for the Industry Division
  - EBIT up by 28%
- A weak year for the Financial Investments division
  - Negative return of 15.3%



ORKLA

Orkla seen in perspective

Operating revenues CAGR 13% over 15 years



NOK bn
50
45
40
35
30
25
20
15
10
5
0
1986
1989
1992
1995
1998
2001



ORKLA

Orkla seen in perspective

EBIT* CAGR 16% over 15 years



NOKm
3 500
3 000
2 500
2 000
1 500
1 000
500
-
1986
1989
1992
1995
1998
2001

*) before other revenues and expenses



ORKLA

Orkla seen in perspective

Geographical distribution of operating revenues



100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
1992
1995
1998
2001
Norway
Rest of Nordic Region
Eastern Europe
Rest Western Europe
Rest World



ORKLA

Orkla seen in perspective

Annualised return on investment portfolio



□ Orkla ■ OSE Index (TOTX)
15.4%
11.9%
13.0%
9.6%
13.4%
10.3%
7.4%
2.7%
1982-2001
1987-2001
1992-2001
1997-2001



ORKLA

Orkla seen in perspective

Return to shareholders

Annualised return as of 31.12.2001 if invested at beginning of different years
(and dividends re-invested at date of payout)



□ Orkla ■ OSE Index (TOTX)
24.3 %
11.9 %
18.6 %
9.6 %
17.5 %
10.3 %
10.3 %
2.7 %
1982-2001
1987-2001
1992-2001
1997-2001



ORKLA

Orkla seen in perspective

*Orkla has created more value than a synthetic Orkla-share**



Value of NOK 1 invested 31.12.91 (Dividend not reinvested)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
Orkla share
Orkla synthetic share



*Weighted with FTSE 300 Foods, Household & Personal Care, Beverage, Media and Chemicals Industry indices and OSEBX

ORKLA

Goals and basic thinking

Long-term value creation - more than our competitors

...by being a dynamic and growing company



ORKLA

Goals and basic thinking

How will Orkla create profitable growth?

- Focus on operations as well as on structural possibilities
- Dual structure; both industry and financial investments
- Achieve competitive advantages through competence building
- Achieve competitive advantages through a strong, sound corporate culture



ORKLA

Goals and basic thinking

- How does Orkla's structure support profitable growth?
  - Provides a broad frontier of opportunities within our core competencies
  - Allows for a "healthy opportunism" in allocating funds to the best performers
  - As we expand geographically, the broadness of our product portfolio will be reduced



ORKLA

Trading conditions (Q4-2001)

- Slowdown in the global economy:
  - Orkla's *Branded Consumer Goods area* has been relatively unaffected
  - Impacts on Chemicals reduced by specialisation strategy
  - Recovery in the equity markets in Q4



ORKLA

Key figures and highlights - Q4-2001

- **Main trends from first 3 quarters continued in the 4th quarter**
  - Carlsberg Breweries developing as planned, both strategically and operationally
  - Continued solid performance from Chemicals - even in weakening markets
  - Continued strong performance by Brands - successful new launches
  - Media hit by downturn in advertising markets
- **Substantial gain on sales of Hartwall shares**
- **Considerable realisation of losses in the investment portfolio - low tax rate (23.8%)**

	1 Oct - 31 Dec		
NOK million	**2001**	**2000**	**Change**
Operating revenues	11 577	9180	26 %
EBIT*	795	680	17 %
Associated companies	1 275	3	
Portfolio gains	-932	-353	
Net financial items	-350	-279	
Profit before tax	801	191	
Earnings per share (NOK)	3.0	0.5	

* Excl. other revenues and expenses



ORKLA

Key figures - full year 2001

NOK million	1 Jan - 31 Dec 2001	2000	Change
Operating revenues	44 799	34 083	31 %
EBIT*	3 232	2 571	26 %
Associated companies	1 510	242	
Portfolio gains	-760	2 727	
Net financial items	-1 302	-960	
Profit before tax	3 253	5 171	
Earnings per share (NOK)	10.7	17.0	
Cash earnings[1] per share (NOK)	23.0	26.9	
Portfolio return	-15.3 %	-1.5 %	

* Excl. other revenues and expenses

1) Profit after tax - minorities + depreciations + goodwill amortisation

ORKLA

Orkla Foods

in NOK million	1 Jan - 31 Dec *2001*	*2000*	1 Oct - 31 Dec *2001*	*2000*
Operating revenues	11 133	11 039	3 054	3 029
EBITA*	952	955	324	325
Goodwill amortisation	-161	-168	-40	-41
Operating profit*	791	787	284	284
EBITA-margin*	8.6 %	8.7 %	10.6 %	10.7 %

* Excluding other revenues and expenses

- Operating revenues +2.5% and EBIT +5% after adjustment for continuing businesses and currency effects
  - Weak SEK reduces revenues and profit by NOKm 446 and 43, respectively
- In local currency, 7 out of 8 divisions reported profits in line with or better than last year

ORKLA

Orkla Beverages (40% of Carlsberg Breweries)

in NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec PR 2000*	1 Oct - 31 Dec 2001	1 Oct - 31 Dec PR 2000*
Operating revenues	14 924	7 424	3 697	1 860
EBITA**	1 311	884	221	133
Goodwill amortisation	-98	-172	-29	-43
Operating profit**	1 213	712	192	90
EBITA-margin**	8.8 %	11.9 %	6.0 %	7.2 %

*Pripps Ringnes

**Excluding other revenues and expenses

- Improved financial performance in line with our expectations
- *Strong branded products growth, particularly for the Carlsberg brand*
- Feldschlösschen turnaround ahead of schedule
- Positive trend in the Nordic countries except for Sweden
- Outstanding performance by BBH



ORKLA

Carlsberg Breweries (40%)

NOK million

Operating revenues



2001
Pro forma 2000
14 924
12 473
11 348
9 854
2 616
1 734
816
505
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia

EBITA



1 311
1 023
820
787
511
309
180
155
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia



* Pro forma 2000 figures excluding Feldschlösschen

 Difference between CB Total and sum of the regions is HQ/Unallocated

ORKLA

Orkla Brands

in NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000
Operating revenues	4 527	4 586	1 199	1 237
EBITA*	648	576	171	159
Goodwill amortisation	-37	-33	-11	-8
Operating profit*	611	543	160	151
EBITA-margin*	14.3 %	12.6 %	14.3 %	12.9 %

* Excluding other revenues and expenses

- Strong performance ascribed to successful innovation and high level of exports
- Operating revenues +5% after adjustment for continuing businesses and currency effects
- All business areas except Industrial Detergents and Biscuits improved profit in 2001



ORKLA

Orkla Media

in NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000
Operating revenues	7 453	3 585	1 936	1 000
EBITA*	294	292	102	113
Goodwill amortisation	-139	-87	-36	-22
Operating profit*	155	205	66	91
EBITA-margin*	3.9 %	8.1 %	5.3 %	11.3 %

* Excluding other revenues and expenses

- Newspapers hurt by declining advertising markets in second half of 2001
  - Particularly in Denmark and Poland - also in Norway in Q4
- Extensive cost-cutting programmes launched
  - Workforce reduced by 8% both in Berlingske and in Poland
  - Substantial cost reductions undertaken at earlier stages in Norway
- Magazines recorded solid profit growth in Q4 and thus in 2001



ORKLA

Chemicals

in NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000
Operating revenues	6 581	6 926	1 658	1 955
EBITA*	569	465	132	143
Goodwill amortisation	-15	-15	-4	-4
Operating profit*	554	450	128	139
EBITA-margin*	8.6 %	6.7 %	8.0 %	7.3 %

* Excluding other revenues and expenses

- Operating revenues down due to discontinued contract soya crushing
  - Growth for continuing businesses of 3% (currency adjusted)
- Strong sales and profit growth for Borregaard LignoTech
  - Capacity expansion in South Africa initiated
- Poor results for Borregaard Synthesis in second half of the year
- Specialisation strategy improves performance of Borregaard ChemCell
- Positive currency effects, partly offset by high oil related costs

ORKLA

Financial Investments - portfolio performance


Return (%)
Orkla's portfolio
Oslo Stock Exchange
-15.3
-14.6
7.3
6.9
17.9
13.7
Annual average
1 Jan 01- 31 Dec 01
1 Jan 99 - 31 Dec 01
1 Jan 83 - 31 Dec 01
Change in Net Asset Value
1 Jan - 31 Dec 01
NOK million
-2684
-760
544
-113
-3013
Unrealised gains
Realised gains
Dividends received
Costs
Change in net asset value

ORKLA

Financial Investments - portfolio key figures

in NOK million	31 Dec 01	31 Dec 00	Change 01
Market value	14 140	18 053	-3 913
Net asset value	12 909	15 922*	-3 013
Unrealised gains before tax	2 746	5 430	-2 684
Share of portfolio invested			
outside Norway	32 %	43 %	-11%-p
in listed companies	75 %	77 %	-2 %-p



* Adjusted from 15,981 from previous year (Berlingske and Chips)

ORKLA

Portfolio as of 31 Dec 01

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	2 369	16.8	32.2
Storebrand	Insurance	1 465	10.4	10.0
Norway Seafoods Holding [1, 2]	Industrial	1 017	7.2	20.6
DnB Holding	Bank	492	3.5	1.6
Bergesen	Shipping	424	3.0	4.5
Telia Overseas [2]	Telecom	420	3.0	13.1
Industrikapital 97 [2]	Investment	408	2.9	8.0
Industrikapital 2000 [2]	Investment	408	2.9	3.6
Amersham Plc	Pharmaceuticals	381	2.7	0.7
Nordstjernen Holding [2]	Investment	381	2.7	35.0
Total principal holdings		**7 765**	**54.9**	
Market value of entire portfolio		**14 140**		



1) Shares and convertible bonds
2) Not listed

ORKLA

Balance Sheet - some key figures

in NOK million	31 Dec 01	31 Dec 00
Long-term assets	28 434	24 696
Portfolio investments etc.	11 599	12 758
Short-term assets	14 612	11 193
Total assets	**54 645**	**48 647**
Equity to total assets ratio		
- Book	34.7 %	35.6%*
- Incl. unrealised capital gains before tax	37.8 %	42.0 %
Net interest-bearing liabilities	**19 132**	**17 981**
Net gearing	**1.01**	**1.03**

*) 32.3% as of Q1-01 after consolidation of Carlsberg Breweries



ORKLA

Dividends over time



NOK per share
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
1993
1994
1995
1996
1997
1998
1999
2000
2001*

* Proposed for 2001



ORKLA

Enclosures



ORKLA

Income Statement*

NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000
Operating revenues	44 799	34 083	11 577	9 180
EBITA	**3 686**	**3 050**	**917**	**798**
Goodwill amortisation	-454	-479	-122	-118
Other revenues and expenses	28	36	9	-4
Operating profit	**3 260**	**2 607**	**804**	**676**
Associated companies	1 510	242	1 275	3
Dividends received	545	555	4	144
Portfolio gains	-760	2 727	-932	-353
Financial items, net	-1 302	-960	-350	-279
Profit before tax	**3 253**	**5 171**	**801**	**191**
Profit after tax	**2 480**	**3 783**	**690**	**140**
- Minority interests	211	182	49	46



*CB consolidated 40% line by line

ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000
Cash flow from operations	**5 849**	**4 257**	**2 041**	**1 754**
- change in net working capital	*12*	*-353*	*556*	*558*
Net capital expenditure	-1 960	-1 443	-932	-529
Free cash flow Industry	**2 588**	**1 824**	**699**	**929**
Free cash flow Financial Investments	**955**	**-77**	**141**	**208**
Taxes and dividends paid	-1 951	-1 173	-586	-204
Sold companies	2 455	121	2 232	-10
Self-financing capacity	**3 951**	**664**	**2 527**	**953**
Expansion investments and acquisitions, Industry	-5 495	-3 513	-599	-2 483
Net acquisitions/sales portfolio investments	41	657	140	-550
Net cash flow	**-1 567**	**-2 227**	**2 071**	**-2 049**
Currency translation differences	416	-45	203	0
Change in net interest-bearing liabilities	**1 151**	**2 272**	**-2 274**	**2 049**

ORKLA

EBIT per quarter for Branded Consumer Goods


628
604
614
187
676
867
702
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

- Effect of Easter Holiday sales was mainly incorporated in Q1 in 2001, which will also be the case for 2002
- Consolidation of Carlsberg Breweries generates strong increase in earnings
  - Division of summer sales between Q2 and Q3 can vary from year to year

ORKLA

Carlsberg Breweries

Volume development

Million HL	2001	2000***	Change
Beer			
Western Europe	27.2	25.3	+ 8 %
Central and Eastern Europe	29.4	23.0	+ 28 %
Carlsberg Asia	11.3	10.5	+ 7 %
Total	67.9	58.8	+ 15 %
Soft drinks & Water			
Total	20.3	16.5	+ 23 %
<u>Organic growth</u>			
Beer**			+ 9 %
Soft drinks & Water***			+ 5 %

**Excl. Feldschlösschen, Piast and Türk Tuborg
***Excl. Feldschlösschen



ORKLA

CB - Key issues Northern & Western Europe

- Good development in Nordic countries (except Sweden) and Italy
- Feldschlösschen making considerable progress
  - Turnaround ahead of schedule
  - New and more efficient organisational structure implemented in 2001
  - Successful launch of the Carlsberg brand
- Positive trends in the UK
  - Healthy branded products growth and increased market share for Carlsberg-Tetley
  - Operations and performance gradually improved
  - Market restructured with solid base for Carlsberg-Tetley
- Disappointing results in Sweden
  - Divestment of brands requested by regulators had larger negative impact than anticipated
  - Weak overall market trend and private imports still very high
  - Synergy potential expected to be realised from Q2-2002, with full effect from 2003
  - *The Carlsberg brand gained market share and achieved satisfactory growth*
- Germany still weak



ORKLA

CB - Key issues Central & Eastern Europe

- BBH acquisitions
  - Vena and Svyturys will be consolidated into BBH from 2002, both *breweries performed favourably in 2001*
  - Market share in Russia 32% after acquisition of Voronezh (2002)
- Poland affected somewhat by weak market conditions
  - Integration process to yield significant cost synergies and improved market position
- Türk Tuborg increased its market share, but results were negatively affected by weak economy and currency fluctuations
  - *Improvement plan has been developed and will be implemented in the next few years*
- Other markets in line with expectations



ORKLA

BBH - Baltic Beverages Holding (50% owned by CB)

in DKK million	1 Jan - 31 Dec 2001	1 Jan - 31 Dec 2000	Change	1 Oct - 31 Dec 2001	1 Oct - 31 Dec 2000	Change
Net sales (50%)	3 659	2 382	+54 %	832	624	+33 %
EBITA (50%)	989	620	+59 %	241	118	+104 %
EBITA-margin	27.0 %	26.0 %	1.0 %	29.0 %	18.9 %	10.0 %
Average RUR/USD exchange rate	29.2	28.1	-3.8%	29.8	27.9	-6.3%

- Strong volume growth for beer in 2001 (30%), and particularly in Q4 (34%)
- Capacity increased in several breweries
- Still achieving high margins
- Acquisition of Voronezh in January 2002



ORKLA

BBH - Market trends beer 2001

	Market growth 00-01	Market size 2001 mill. HL	Litres per capita Year 2001	Baltic Beverages Holding Volume growth 00-01	Market share 2001	Change from 2000
Russia*	18 %	61.5	41	33 %	30 %	+3%-p
Ukraine	16 %	12.0	25	29 %	18 %	+1%-p
Baltic States**	5 %	4.2	57	8 %	45 %	+3%-p

- *Consumption per capita and BBH's market shares are steadily increasing*

*) Excl. Vena in both volumes and market share calculations
**) Market share for Lithuania based on full year volumes for Stenos and Saviours.
Volume growth has been calculated by using Kalnapilis brewery volumes until it was sold, and Svyturys volumes after the merger between Svyturys and Utenos.

ORKLA

Beer market in Russia

Market growth and BBH volume growth (%)



76
65
24
20
23
27
25
33
12
23
18
25
25
42
12
34
Q1-00
Q2-00
Q3-00
Q4-00
Q1-01
Q2-01
Q3-01
Q4-01
Market growth
BBH volume growth

Market shares in Russia

Brewery	1 Jan - 31 Dec 2001	2000
BBH*	29.8 %	26.7 %
Sun Interbrew	12.7 %	14.7 %
Ochakova	8.1 %	7.4 %
Krasny Vostok	6.8 %	4.9 %
Bravo	3.8 %	2.7 %
St. Razin	2.7 %	2.9 %
Efes	2.4 %	2.4 %
SAB	1.8 %	1.8 %
Vena*	1.6 %	1.0 %
Others	30.3 %	35.5 %
Total	**100.0 %**	**100.0 %**

2000 figures are corrected

ORKLA

CB - Key issues Asia

- New operational set-up is running
  - Consolidated from January 2002
  - Still waiting for final approval in Malaysia
- Increased ownership in Hite, South Korea
  - 25% ownership stake, to be accounted for as an associated company from 1 January 2002
- Acquisition in Laos
  - Beer Lao
- Growth potential and initiatives in other Asian markets

ORKLA

Financial items

ORKLA

Financial items

In NOK mill.	Year 2001	Year 2000
Net interest expenses	-1 204	-870
Currency gain/loss	-7	-33
Other financial items, net	-91	-57
Net financial items	-1 302	-960
Avg. net interest bearing liabilities	20 741	17 306
Average interest rate	6.0 %	5.3 %



ORKLA

Average interest rate



7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01



ORKLA

Interest cover

12 month rolling average



Booked
Excluding portfolio gain/loss
8
7
6
5
4
3
2
1
0
1995
1996
1997
1998
1999
2000
1Q01
2Q01
3Q01
4Q01



42

ORKLA

Debt and equity

31 December 2001



NOK million
Net debt
Book equity
Net gearing
Net gearing
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001



43

ORKLA

Debt maturity profile, Orkla ASA

31 December 2001

Average maturity 3.4 years


NOK million
6.000
5.000
4.000
3.000
2.000
1.000
0
Drawn amounts
Unutilised credit facilities
02
03
04
05
06
07
08 -



ORKLA

Funding Sources, Orkla ASA

31 December 2001

NOK billion


Unutilised credit facilities 37%
Banks 31%
9.2
7.9
Bonds and CPs 32%



ORKLA

Orkla – Fourth quarter 2001

"Exemption No. 82-3998"

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.12. 2001	1.1.-31.12. 2000	1.10.-31.12. 2001	1.10.-31.12. 2000
Operating revenues	**44,799**	34,083	**11,577**	9,180
Cost of goods sold	**(17,701)**	(13,850)	**(4,609)**	(3,773)
Other operating expenses	**(21,264)**	(15,565)	**(5,504)**	(4,204)
Ord. depreciation and write-downs	**(2,148)**	(1,618)	**(547)**	(405)
Operating profit before goodwill and other revenues and expenses	**3,686**	3,050	**917**	798
Goodwill amortisation and write-downs	**(454)**	(479)	**(122)**	(118)
Other revenues and expenses	**28**	36	**9**	(4)
Operating profit	**3,260**	2,607	**804**	676
Profit from associates	**1,510**	242	**1,275**	3
Dividends	**545**	555	**4**	144
Portfolio gains	**(760)**	2,727	**(932)**	(353)
Financial items, net	**(1,302)**	(960)	**(350)**	(279)
Profit before tax	**3,253**	5,171	**801**	191
Taxes	**(773)**	(1,388)	**(111)**	(51)
Profit after tax	**2,480**	3,783	**690**	140
Of this minority interests	**211**	182	**49**	46
Profit before tax, Industry area	**3,363**	1,816	**1,688**	388
Profit before tax, Financial Investments	**(110)**	3,355	**(887)**	(197)
Earnings per share fully diluted (NOK)	**10.7**	17.0	**3.0**	0.5
Earnings per share fully diluted (NOK) *)	**13.3**	19.5	**4.0**	1.2

*) Excluding goodwill amortisation and non-recurring items.

OPERATING REVENUES AND OPERATING PROFIT) IN NOK MILLION FOURTH QUARTER**


OPERATING REVENUES
12000
10000
8000
6000
4000
2000
0
1Q 2Q 3Q 4Q
1999
2000
2001
OPERATING PROFIT **)
1200
1000
800
600
400
200

**) Excluding «Other revenues and expenses».

The Orkla Group

MAIN TRENDS IN FOURTH QUARTER

Group profit before tax totalled NOK 801 million in the fourth quarter of 2001, compared with NOK 191 million in the corresponding period of 2000. Earnings per share in the fourth quarter were NOK 3.0, compared with NOK 0.5 in the fourth quarter of 2000. The Industry division continued to achieve growth in the fourth quarter. Otherwise, profit was strongly affected by the sale of Orkla's interest in Hartwall in November, and by the Group's decision to write down the value of certain shareholdings and realise substantial book losses on the investment portfolio.

Operating profit before other revenues and expenses increased by 17 % to NOK 795 million in the fourth quarter. Profit growth was primarily driven by the expansion and growth of the Beverages business, although Orkla Foods and Orkla Brands also achieved satisfactory profit in comparison with a good fourth quarter in 2000. In the Chemicals area, the lignin business in particular continued to perform well, although poor results for Fine Chemicals had a negative impact on profit. Orkla Media's performance was affected by the continued weakness of the advertising markets for the Group's newspapers in Poland and Denmark. After remaining relatively stable in the first nine months of 2001, advertising revenues in Norway dropped sharply in the fourth quarter, particularly for newspapers. The decline in advertising revenues was partially offset by significant workforce reductions and cost-cutting measures, particularly in Denmark and Poland.

The sale of Orkla's shares in Hartwall was a result of the Finnish competition authorities' conditions for the establishment of Carlsberg Breweries, and the NOK 1.35 billion gain was taken to income in the fourth quarter; NOK 1.28 billion was posted under associated companies and NOK 72 million as portfolio gains. Net book losses of NOK 932 million were debited against the investment portfolio in the fourth quarter. The largest items were related to the realisation of losses on Merkantildata and the write-down of Stepstone by NOK 285 million. The realised losses led to a low tax charge for Orkla in the fourth quarter. However, underlying growth on the investment portfolio was positive in the fourth quarter. After bottoming out in September 2001, the stock markets rose towards the end of the year and Orkla's Financial Investments division reported positive growth in both net asset value (NOK + 882 million) and unrealised gains before tax (NOK + 1.7 billion) in the fourth quarter.

Further provisions were made during the quarter in connection with Jotun's involvement in the USA, while other financial investments were written down to their lowest assessed market value. In total, these write-downs reduced fourth quarter profit by NOK 56 million.

ANNUAL RESULTS FOR 2001

2001 was a year of significant expansion for Orkla. The establishment of Carlsberg Breweries and the acquisition of Det Berlingske Officin towards the end of 2000 contributed towards a 31 % rise in Group operating revenues, which totalled NOK 44.8 billion.

Group operating profit for the year, before other revenues and expenses, rose 26 % to NOK 3.2 billion, primarily driven by Orkla Beverages, where continued growth and higher profit for Baltic Beverages Holding (BBH) and the acquisition of Feldschlösschen were the primary contributors. Orkla Brands and Chemicals also achieved significant growth in 2001, while Orkla Foods' performance was on a par with the previous year despite the negative impact of the weaker Swedish krone. Orkla Media posted lower profit than in 2000.

Despite the upswing in the fourth quarter, the international stock markets showed a substantial decline for the year as a whole. Orkla's Financial Investments division also posted weak results in 2001. Net book losses for the year totalling NOK 760 million were debited against the investment portfolio, mainly because a decision was made to realise several low-value items. By comparison, substantial gains on the sale of shares in NetCom and Dyno were realised in 2000. In the course of 2001, the net asset value of the Financial Investments division was reduced by NOK 3,013 million to NOK 12,909 million. The return on Orkla's investment portfolio was -15.3 %, somewhat weaker than the Oslo Stock Exchange Benchmark Index (-14.6 %) and the FT World Index (-14.9 %).

For the year as a whole, write-downs of NOK 58 million on Internet-related investments had a negative impact on net financial items.

The substantial profit from associated companies, which amounted to NOK 1.5 billion, was primarily ascribable to the gain on the sale of Hartwall shares, while a provision of NOK 60 million was made for Orkla's interest in Jotun, mainly related to the company's involvement in the USA.

Other revenues and expenses totalled NOK 28 million. These figures include NOK 68 million in gains on divestments and provisions totalling NOK 40 million (demolition projects in the Chemicals business and the restructuring of Carlsberg Breweries).

Orkla consolidated Carlsberg Breweries in its accounts from 1 January 2001. Consequently, the expansion that took place in Carlsberg Breweries from the date the agreement was signed on 30 May 2000 until 31 December 2000 does not feature in Orkla's balance sheet until 2001. This is the main reason why the balance sheet total was NOK 6.0 billion higher than in 2000. Similarly, Carlsberg Breweries' investments towards the end of 2000 were not posted as acquisitions in Orkla's cash flow statement until 2001, and this is the main reasons why the Group posted a negative cash flow of NOK 1.6 billion. The sale of Hartwall shares in November generated NOK 2.4 billion, which contributed towards reducing interest-bearing liabilities to NOK 19.1 billion towards the end of the year.

The equity ratio rose 1.1 percentage points to 34.7 % in the fourth quarter. If unrealised gains on the investment portfolio are included, the equity ratio increased by 3.1 percentage points to 37.8 %.

Orkla's earnings per share were NOK 10.7, compared with NOK 17.0 the previous year. The difference is wholly ascribable to the Financial Investments division, which realised extraordinarily high gains in 2000 but decided to realise a significant loss in 2001. Before goodwill amortisation and non-recurring items, earnings per share amounted to NOK 13.3 compared with NOK 19.5 in 2000. This figure is based on a tax charge of 23.8 %, which is lower than in 2000.

The Board of Directors proposes to pay a dividend of NOK 3.25 per share for 2001, compared with NOK 3.0 for 2000.

ORKLA FOODS

Operating profit for Orkla Foods totalled NOK 284 million in the fourth quarter, on a par with the corresponding period of 2000. With about 40 % of its sales in Sweden, Orkla Foods is strongly affected by fluctuations in the value of the Swedish currency. In the fourth quarter of 2001, the Swedish krone was still considerably weaker than in the previous year. Despite this, the Swedish companies achieved profit growth during the period. The Danish and Finnish companies also made a positive contribution to quarterly profit. Orkla Foods experienced a significant rise in the price of important raw materials at the beginning of 2001, but by the end of the year higher raw material prices had largely been offset by price increases.

Orkla Foods' operating revenues for 2001 as a whole totalled NOK 11,133 million, on a par with 2000. Adjusted for currency effects, however, operating revenues were approximately 2.5 % higher for continuing business. Operating profit before other revenues and expenses was NOK 791 million, compared with NOK 787 million the previous year. Adjusted for currency effects, profit for continuing business was up by approximately 5 %.

Stabburet achieved profit growth. Many of Stabburet's branded products grew more strongly than the market as a whole. Stabburet successfully launched several new products in 2001, particularly in the pizza category.

The value of the Swedish krone in 2001 was, on average, 9 % lower than the previous year. The weak Swedish krone also led to higher purchase prices for imported raw materials for the Swedish companies. At the same time, competition on the Swedish market increased. Despite this, Procordia Food achieved operating profit in SEK on a par with 2000. Fixed costs were reduced, while sales of important products continued to improve.

Abba Seafood reported profit growth for continuing business. Abba's newly-launched sandwich spreads achieved a satisfactory level of distribution in the Swedish grocery market and were well received by consumers. The integration of the Polish company Superfish is proceeding as anticipated.

Beauvais reported profit growth. A combination of operational efficiency and focus on systematic brand-building contributed to the Danish company's progress.

Felix Abba's operating profit was higher than in the previous year.

Orkla Foods International continued to post negative operating profit, although it made significant progress in comparison with 2000. Lower fixed costs at Kotlin were the main reason for the improved performance. Felix Austria also reported profit growth.

Operating profit for Orkla Food Ingredients was lower than in 2000. The company has carried out several structural changes in recent years, which have had a negative impact on operating profit in the short term.

Amounts in NOK million	Operating revenues 1.1.-31.12. 2001	2000	1.10.-31.12. 2001	2000	Operating profit*) 1.1.-31.12. 2001	2000	1.10.-31.12. 2001	2000
Orkla Foods	11,133	11,039	3,054	3,029	791	787	284	284
Orkla Beverages	14,924	7,424	3,697	1,860	1,213	712	192	90
Orkla Brands	4,527	4,586	1,199	1,237	611	543	160	151
Orkla Media	7,453	3,585	1,936	1,000	155	205	66	91
Eliminations	(153)	(146)	(48)	(52)	0	0	0	0
Branded Consumer Goods	37,884	26,488	9,838	7,074	2,770	2,247	702	616
Chemicals	6,581	6,926	1,658	1,955	554	450	128	139
H.O./Unallocated/Eliminations	79	252	(23)	70	(121)	(200)	(41)	(74)
Other revenues and expenses	0	0	0	0	28	36	9	(4)
Industry	44,544	33,666	11,473	9,099	3,231	2,533	798	677
Financial Investments	255	417	104	81	29	74	6	(1)
Group	44,799	34,083	11,577	9,180	3,260	2,607	804	676

*) Other revenues and expenses totalled NOK 28 million in fourth quarter 2001: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 48 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals. Gain from sale of Kalnapilis, Orkla Beverages (NOK 20 million) and restructuring of Carlsberg Breweries' Head office (NOK -13 million). Per fourth quarter 2000: Gains from sale of Viking Fottøy (NOK 65 million) and discontinuation of biscuit production at Kolbotn (NOK -29 million).

Bakers continued to improve its operating profit in 2001. The company is market leader for fresh bakery products in Southern and Central Norway. After signing an agreement on sales and production cooperation in Northern Norway, Bakers has nationwide market coverage. Bakers is also a leading player in the bake-off market following the signing of contracts with Statoil and Narvesen.

Orkla Beverages (40 % of Carlsberg Breweries)

Orkla's 40 % interest in Carlsberg Breweries represented operating revenues of NOK 3,697 million in the fourth quarter of 2001, NOK 1,837 million higher than for Orkla Beverages the previous year. Operating profit before other revenues and expenses totalled NOK 192 million, compared with NOK 90 million in 2000. The improvement in revenues and profit was due to the establishment of Carlsberg Breweries, where the acquisition of Feldschlösschen, the largest brewery group in Switzerland, and continued strong growth in Central and Eastern Europe made a particularly strong contribution.

In 2001, operating revenues totalled NOK 14,924 million and profit before other revenues and expenses was NOK 1,213 million, up 101 % and 70 % respectively.

For Carlsberg Breweries, the volume of beer sold rose 15 % in 2001 to 67.9 million hectolitres (hl). The increase in sales volume was mainly ascribable to growth in Eastern Europe, while 36 % was due to acquisitions. Volume sales of carbonated soft drinks and water increased by 23 % to 20.3 million hl, mainly due to the acquisition of Feldschlösschen.

Operating revenues in Northern and Western Europe totalled NOK 11,348 million in 2001, 15 % higher than Carlsberg Breweries' pro-forma figures for 2000. Operating profit before goodwill amortisation was NOK 820 million, compared with a pro forma figure of NOK 787 million for 2000. The rise in operating revenues was ascribable to Feldschlösschen, for which only one month's operations were included in 2000.

Carlsberg Breweries improved its performance on the Nordic markets, with the exception of Sweden. The integration process in Sweden entailed higher costs than anticipated, while the market trend was weak. The synergy potential of the integration process remains unchanged, but synergy gains will be realised later than planned. Carlsberg Breweries reported neutral or positive growth on its West European markets. The restructuring of Feldschlösschen is proceeding better than planned, with increased volume and lower costs.

In Central and Eastern Europe, operating revenues rose 51 % to NOK 2,616 million in 2001. Operating profit before goodwill amortisation amounted to NOK 511 million compared with NOK 309 million in 2000. This strong performance was due to continued strong growth for BBH and sound profit growth for Vena. Vena will become part of BBH from 1 January 2002.

BBH's market share in Russia in 2001 was 29.8 %, 3.1 percentage points higher than in 2000. After the acquisition of Vena and the Voronezh brewery in Southern Russia, BBH's market share in Russia will be approximately 32 %. BBH has also started construction on a new brewery in Samara in the Volga region. The brewery will be completed in 2003 and have an annual capacity of 1 million hl. Market growth in 2001 was 18 % in Russia, 16 % in Ukraine and 5 % in the Baltic States. BBH's volume growth on these markets was 33 %, 29 % and 8 % respectively.

Carlsberg Breweries now has all the necessary approvals from the relevant competition authorities to establish Carlsberg Asia with Chang Beverages, which has been Carlsberg's partner for many years. The Asian market region was consolidated according to Carlsberg Breweries' original Asian structure in 2001, while from 2002 Carlsberg Breweries will book a 50 % interest in Carlsberg Asia for this market region.

Operating revenues in Asia amounted to NOK 816 million in 2001, 1 % higher than in 2000. Operating profit before goodwill amortisation totalled NOK 180 million, compared with NOK 155 million in 2000. The improvement was primarily due to the sale of an unprofitable brewery in China, and also to progress in Malaysia.

In January 2002, Carlsberg Asia increased its stake in Hite, the biggest brewery group in South Korea, to approximately 25 % and

also acquired a 25 % interest in the only brewery in Laos.

Many of Carlsberg Breweries' companies are implementing improvement projects which are expected to have an impact on profit in 2002. Following up these projects, establishing Carlsberg Asia and ensuring continued profitable growth in its core areas, will be Carlsberg Breweries' greatest challenges in the months and years ahead.

Orkla Brands

In the fourth quarter, Orkla Brands' operating revenues were on a par with the corresponding period of 2000, adjusted for continuing business and currency effects. After several years of growth, export revenues from Lilleborg were slightly lower in the fourth quarter of 2001, and they are likely to remain lower in 2002. In the fourth quarter alone, operating profit was NOK 160 million, NOK 9 million (6 %) higher than the corresponding figure for 2000. Growth in the fourth quarter was primarily ascribable to the improved performance of the biscuits business in Norway.

Orkla Brands posted operating revenues of NOK 4,527 million in 2001, which for continuing business adjusted for currency effects was 5 % (NOK 202 million) higher than the previous year.

Operating profit for the year before other revenues and expenses totalled NOK 611 million, equivalent to 12 % growth for continuing business adjusted for currency effects in comparison with the previous year. All businesses except Lilleborg Industrial Detergents and the biscuits business in Sweden achieved profit growth in 2001.

In 2001, all business areas strengthened or maintained their market positions. Growth in 2001 was particularly driven by a high rate of innovation at Lilleborg Home and Personal Care. In addition to many successful launches in 2001, the products launched in 2000 made a positive contribution to sales and profit growth. For the Confectionery business, too, new launches led to sales and profit growth. In the first year after closing down production in Norway, the Norwegian Biscuits business reported a significant rise in profit and sales. Biscuits in Sweden did not do as well as in 2000, partly due to ongoing structural changes in the Swedish grocery market. All biscuit production has now been amalgamated in Sweden, and an improvement project was initiated towards the end of 2001 to ensure efficiency in all parts of the value chain. This project is expected to have a positive impact on profit from 2003 onwards.

Orkla Media

Operating revenues for Orkla Media in the fourth quarter totalled NOK 1,936 million, while operating profit before other revenues and expenses amounted to NOK 66 million. The continued weakness of the advertising markets in Poland and Denmark had a significant impact on profit, and the Norwegian newspaper business also registered a marked decline in advertising revenues in the fourth quarter. Substantial cutbacks in the workforce in Denmark and Poland and other cost improvement measures helped to offset the impact of declining advertising revenues. However, Magazines continued to report satisfactory advertising markets and profit growth.

For 2001 as a whole, Orkla Media's operating revenues totalled NOK 7,453 million. Operating profit before other revenues and expenses was NOK 155 million, which for continuing business adjusted for currency effects is equivalent to a decline of 41 %. The operating margin for continuing business before goodwill amortisation dropped 1.3 percentage points to 3.9 %. The poor profit performance was primarily due to the weakness of the newspaper advertising markets.

The Danish business reported lower profit than anticipated in the last half of 2001, mainly due to the sharp decline in the Danish advertising market, which was strongest in the fourth quarter. Comprehensive staffing cutbacks have been implemented and further rationalisation measures will be initiated to offset the negative trend. The launch in Copenhagen of the free newspaper, Urban, in 2001 affected profit. Further investments will be made in Urban in 2002. Circulation figures for the Group's Danish newspapers declined somewhat, on a par with the total market.

The Newspaper business in Norway and Sweden reported lower profit than in 2000, mainly due to higher paper prices, higher distribution costs and a decline in the advertising market in the second half of 2001. Circulation remained stable.

In the course of the year, Orkla Media gained market shares in terms of circulation and strengthened its position as market leader on the Polish newspaper market. However, profit for the East European newspapers was lower for continuing business than in 2000. The Polish advertising market was also weak, and weakened even further in the latter half of 2001. The decline in profit was also ascribable to higher paper prices and the introduction of VAT on newspapers. Several rationalisation measures have been initiated, which are partially offsetting the negative trend.

The Magazine business reported profit growth for continuing business, mainly due to productivity improvements and positive growth on the advertising market. Circulation figures for the newly-launched magazine Her og Nå have been stabilised.

Direct Marketing achieved higher profit than in 2000, mainly due to a rise in revenues and cost savings in the Swedish business.

Chemicals

Operating revenues totalled NOK 1,658 million in the fourth quarter, compared with NOK 1,955 million in 2000, while operating profit before other revenues and expenses amounted to NOK 128 million, compared with NOK 139 million in the corresponding period of 2000. The lignin business (Borregaard LignoTech) continued to achieve significant sales and profit growth, but this was offset by Fine Chemicals (Borregaard Synthesis), which reported lower sales and significantly lower profit than in the corresponding period of the previous year. In the other areas, performance was on a par with the fourth quarter of 2000.

Operating revenues for the Chemicals business totalled NOK 6,581 million in 2001. For continuing business adjusted for currency effects, revenues were 3 % higher than in the previous year. Borregaard LignoTech achieved the strongest growth, up more than 20 %.

Operating profit before other revenues and expenses amounted to NOK 554 million, compared with NOK 450 million in 2000. This was mainly due to substantially higher profit from Borregaard LignoTech, although Borregaard ChemCell also achieved profit growth.

For Borregaard LignoTech, 2001 was a year of considerable activity and satisfactory profit from most markets and applications.

GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2001	31.12 2000
Assets:		
Long-term assets	**28,434**	24,696
Portfolio investments etc.	**11,599**	12,758
Short-term assets	**14,612**	11,193
Total assets	**54,645**	48,647
Equity and Liabilities:		
Equity and minority interests	**18,957**	17,301
Interest-bearing liabilities	**22,712**	19,746
Interest-free liabilities and provisions	**12,976**	11,600
Total equity and liabilities	**54,645**	48,647
Equity to total assets ratio (%):		
Book	**34.7**	35.6
Including unrealised gains before tax	**37.8**	42.0

CASH FLOW

Amounts in NOK million	1.1.-31.12. 2001	1.1.-31.12. 2000	1.10.-31.12. 2001	1.10.-31.12. 2000
Industry area:				
Operating profit	**3,231**	2,533	**798**	677
Depreciation and write-downs	**2,606**	2,077	**687**	519
Change in net working capital	**12**	(353)	**556**	558
Cash flow from operating activities	**5,849**	4,257	**2,041**	1,754
Net replacement expenditure	**(1,960)**	(1,443)	**(932)**	(529)
Free cash flow operating activities	***3,889***	*2,814*	***1,109***	*1,225*
Financial items, net	**(1,301)**	(990)	**(410)**	(296)
Free cash flow from Industry area	**2,588**	1,824	**699**	929
Free cash flow from Financial Investments	**955**	(77)	**141**	208
Taxes and dividends paid	**(1,951)**	(1,173)	**(586)**	(204)
Sold companies	**2,455**	121	**2,232**	(10)
Miscellaneous capital transactions	**(96)**	(31)	**41**	30
Group's self-financing capacity	**3,951**	664	**2,527**	953
Expansion investments (Industry area)	**(726)**	(1,233)	**(282)**	(495)
Acquisitions	**(4,769)**	(2,280)	**(317)**	(1,988)
Net purchases/sales portfolio investments	**41**	657	**140**	(550)
Share buy back	**(64)**	(35)	**3**	31
Net cash flow	**(1,567)**	(2,227)	**2,071**	(2,049)
Currency translations net interest-bearing debt	**416**	(45)	**203**	0
Change in net interest-bearing debt	**1,151**	2,272	**(2,274)**	2,049
Net interest-bearing debt	**19,132**	17,981		

This particularly applied to sales to the construction industry and the oil drilling sector, where the closure of the factory of Borregaard's competitor, Georgia Pacific, on the west coast of the USA led to a certain scarcity of supplies throughout 2001. A decision has been made to triple capacity at the factory in South Africa and this process will be completed in the course of 2003.

A high degree of specialisation has softened the effects of a generally weak cellulose market and helped to ensure continued progress for Borregaard ChemCell. Improved markets for caustic soda and ethanol and positive currency effects were partially offset by higher energy costs and lower production.

Borregaard Synthesis performed poorly in the last half of 2001, posting lower sales and significantly lower profit than in the corresponding period of 2000.

Denofa achieved higher profit in 2001 than in the previous year, although results in the fourth quarter were on a par with 2000. An improved market situation for soya meal in Norway and on the continent was offset by lower contributions from sales of oil and fat products to export markets and lower sales of fish oil for fish feed production.

Higher electricity prices and financial trading led to significantly higher profit for Borregaard Energy. Swedish Kemetyl reported a rise in profit due to higher volumes, while Borregaard Vafos was affected by a weaker wood pulp market in the second half of the year. A satisfactory market situation for book-quality paper led to profit growth for Borregaard Hellefos.

FINANCIAL INVESTMENTS

Having dropped 24.9 % by the end of the third quarter of 2001, the Oslo Stock Exchange Benchmark Index rose 13.7 % in the fourth quarter. Orkla's investment portfolio also showed positive underlying growth, and the net asset value increased by NOK 882 million in the fourth quarter alone. However, as a result of write-downs and the realisation of substantial accounting losses, the Financial Investments division posted a book loss of NOK - 887 million in the fourth quarter. The strongest impact on profit came from realised losses on Merkantildata and the write-down of Stepstone. These results must be viewed in conjunction with the fact that unrealised gains increased by NOK 1.7 billion in the same period.

The Oslo Stock Exchange Benchmark Index was 14.6 % lower at the end of the fourth quarter than at the beginning of the year. The other Nordic markets also showed poor performance in 2001. The strongest decline was on the Finnish stock exchange, which dropped 32.4 %. The FT World Index fell 14.9 %. Orkla's investment portfolio had a negative return of 15.3 % in 2001. The negative difference in comparison with the Oslo Stock Exchange Benchmark Index was mainly due to the poor performance of Nokia, Stepstone and Merkantildata. Orkla's interests in Enitel and AP Holdings were written down by a total of NOK 363 million in the third quarter, while Stepstone was written down by NOK 285 million in the fourth quarter.

The pre-tax loss for the Financial Investments division amounted to NOK -110 million in 2001, compared with a profit of NOK 3,355 million in 2000. Realised losses amounted to NOK -760 million, compared with realised gains of NOK 2,727 million the previ-

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ous year. Dividends received totalled NOK 544 million in 2001, on a par with dividends received the previous year. The Orkla Finans Group reported profit of NOK 82 million, compared with NOK 178 million in 2000.

Net divestments of shares totalled approximately NOK 163 million in the fourth quarter, while the total for the year was NOK 234 million.

At the end of the fourth quarter, the market value of the portfolio and net asset value amounted to NOK 14,140 million and NOK 12,909 million respectively. Foreign investments accounted for 32.4 %. Unrealised gains totalled NOK 2,746 million.

Cash flow, investments and financial situation

In the fourth quarter, the Group's self-financing capacity amounted to NOK 2.5 billion. The sale of shares in Hartwall generated NOK 2.4 billion, which is the main reason for the NOK 2.3 billion reduction in net interest-bearing liabilities. In addition to this, capital gains tax on the sale of NetCom and Dyno shares was paid in 2000.

The year 2001 was a period of significant expansion for the Orkla Group and net cash flow for the year amounted to NOK -1,567 million. The expansion that took place in Carlsberg Breweries in the latter half of 2000 was not posted as expansion investments in the Orkla Group accounts until 2001. This accounts for a significant proportion of expansion investments and acquisitions, which totalled NOK 5.5 billion. Free cash flow from operations amounted to NOK 2,588 million in 2001.

The average borrowing rate per 31 December 2001 was 5.8 %. At the end of the fourth quarter, 84 % of interest-bearing debt was at floating rates, mainly distributed between NOK, SEK, EUR and USD.

From the first quarter of 2001, the book equity ratio rose 2.4 percentage points to 34.7 % as of 31 December 2001. If unrealised gains on the share portfolio (before tax) are included, the equity ratio at year-end was 37.8 %.

General Meeting

An Ordinary General Meeting will be held on 2 May 2002 at 3 p.m. in Sarpsborg. The annual report will be distributed in Week 14.

Outlook

No significant improvement in the global economy is anticipated before the second half of 2002. The impact of the weak economic situation is generally moderate for the Branded Consumer Goods business and the Board anticipates continued growth for Orkla's operations. However, the markets for Orkla Media's newspapers are expected to continue to be difficult in 2002. The Chemicals business is traditionally exposed to global economic cycles, but this is partially offset by a favourable competitive situation for lignin, a favourable currency situation and the positive results of the specialisation strategy for the cellulose market.

After most stock exchanges had fallen sharply in the third quarter of 2001, the markets bottomed out in September, with a subsequent upswing in the fourth quarter. Although there is still considerable uncertainty on the stock markets, on the whole, a positive trend is anticipated in 2002.

Oslo, 13 February 2002
The Board of Directors of Orkla ASA

ORKLA